[redacted]

08005114

RECEIVED

2008 SEP 30 A 8:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

September 24, 2008

SUPPL

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Sub: Proceedings of the 8th Annual General Meeting held on September 23, 2008

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated September 24, 2008 on proceedings of the 8th Annual General Meeting held on September 23, 2008

Copies of the above letters are enclosed herewith for information and records.

PROCESSED
OCT 01 2008
THOMSON REUTERS

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

9/30

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

September 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub: Proceedings of the 8th Annual General Meeting held on September 23, 2008

We wish to inform you that the Members of the Company at the 8th Annual General Meeting held on September 23, 2008, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Appointment of Shri J L Bajaj, as a Director of the Company, liable to retire by rotation.

3. Appointment of M/s Pathak H D & Associates, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

4. Appointment of Shri Anil Singhvi as a Director of the Company, liable to retire by rotation.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

September 24, 2008

National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub: Proceedings of the 8th Annual General Meeting held on September 23, 2008

We wish to inform you that the Members of the Company at the 8th Annual General Meeting held on September 23, 2008, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Appointment of Shri J L Bajaj, as a Director of the Company, liable to retire by rotation.

3. Appointment of M/s Pathak H D & Associates, Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

4. Appointment of Shri Anil Singhvi as a Director of the Company, liable to retire by rotation.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

END